Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 3, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Accelerated Return Equity Securities due February 5, 2019	July 31, 2017	K848
Buffered Accelerated Return Equity Securities due February 5, 2020	July 31, 2017	K850
Buffered Accelerated Return Equity Securities due February 5, 2020	July 31, 2017	K851
Absolute Return Digital Barrier Securities due August 3, 2022	July 31, 2017	T1052
Absolute Return Barrier Securities due August 4, 2021	July 31, 2017	T1053
Accelerated Barrier Notes due August 3, 2022	July 31, 2017	T1057
Autocallable Securities due August 3, 2020	July 28, 2017	T1077
7.00% per annum Contingent Coupon Autocallable Yield Notes due November 5, 2018	July 31, 2017	U2151
8.50% per annum Contingent Coupon Autocallable Yield Notes due November 5, 2018	July 31, 2017	U2152

9.00% per annum Contingent Coupon Callable Yield Notes due August 3, 2020	July 31, 2017	U2154
11.00% per annum Contingent Coupon Autocallable Yield Notes due February 3, 2020	July 31, 2017	U2163
6.75% per annum Contingent Coupon Callable Yield Notes due August 3, 2022	July 31, 2017	U2164
Callable Contingent Income Securities due February 5, 2020	July 31, 2017	U2210